12013516

UNITED STATES
[SEC]URITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 29 2012
Washington, DC
110

SEC FILE NUMBER
8- 49253

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/2011 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: United Capital Markets, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

240 Crandon Blvd., Suite 167
(No. and Street)

Key Biscayne	FL	33149
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Catherine Bezzina (305)365-3643
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Goldstein Schechter Koch
(Name – *if individual, state last, first, middle name*)

2121 Ponce de Leon Blvd.	Coral Gables	FL	33134
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Dennis John Devaney, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of United Capital Markets, Inc., as of December 31, 20 11, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

C.E.O

Title

MIGUEL ANGEL PUERTO
Notary Public - State of Florida
Commission #EE 125070
My Commission Expires Aug. 24, 2015
Bonded Thru Pichard Insurance

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

United Capital Markets, Inc.

Financial Statements
Year Ended December 31, 2011

Goldstein Schechter Koch
CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS

Goldstein Schechter Koch
CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS

Independent Auditors' Report

To the Board of Directors
United Capital Markets, Inc.
Key Biscayne, Florida

We have audited the accompanying statement of financial condition of United Capital Markets, Inc. the "Company", a wholly owned subsidiary of United Capital Markets Holdings, Inc. (the "Parent"), as of December 31, 2011, and the related statement of operations, changes in stockholder's equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of United Capital Markets, Inc. as of December 31, 2011, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Goldstein Schechter Koch, P.A.

Coral Gables, Florida
February 28, 2012

2121 Ponce de Leon Blvd. - 11th Floor • Coral Gables, FL 33134
Phone: (305) 442-2200 • Fax: (305) 444-0880
info@gskcpas.com • www.gskcpas.com

United Capital Markets, Inc.
Statement of Financial Condition
December 31, 2011

Assets

Cash and cash equivalents	$	120,715
Securities owned, at fair value		1,536,596
Deposits with clearing organizations		2,100,000
Equipment, at cost		
(net of accumulated depreciation of $428)		1,774
Interest receivable		28,291
Prepaid expenses		407,589
Other assets		17,954
Total assets	$	4,212,919

Liabilities and Stockholder's Equity

Liabilities:		
Payable to clearing organizations	$	1,225,180
Accounts payable and accrued expenses		471,727
Total liabilities		1,696,907
Stockholder's equity:		
Common stock; no par value 2,000 shares authorized, 100 shares issued and outstanding		6,000
Additional paid-in capital		84,113,970
Accumulated deficit		(81,603,958)
Total stockholder's equity		2,516,012
Total liabilities and stockholder's equity	$	4,212,919

See accompanying notes to financial statements.

United Capital Markets, Inc.
Statement of Operations
Year Ended December 31, 2011

Revenues:		
Interest	$	3,600,374
Principal transactions		(11,662,761)
Other income		660,486
		(7,401,901)
Expenses:		
Compensation and benefits		5,770,600
Administrative		618,685
Occupancy		187,709
Dues and subscriptions		275,916
Floor brokerage, exchange, and clearance fees		120,856
Interest		179,222
Depreciation		15,056
Total expenses		7,168,044
Net loss	$	(14,569,945)

See accompanying notes to financial statements.

United Capital Markets, Inc.
Statement of Changes in Stockholder's Equity
Year Ended December 31, 2011

	Common Stock		Additional Paid-in	Accumulated	
	Shares	Amount	Capital	Deficit	Total
Balance, January 1, 2011	100	$ 6,000	$81,978,970	$ (67,034,013)	$14,950,957
Capital contributions			2,135,000		2,135,000
Net loss				(14,569,945)	(14,569,945)
Balance, December 31, 2011	100	$ 6,000	$84,113,970	$ (81,603,958)	$ 2,516,012

See accompanying notes to financial statements.

United Capital Markets, Inc.
Statement of Cash Flows
Year Ended December 31, 2011

Cash flows from operating activities:		
Net loss	$	(14,569,945)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation		15,056
Changes in assets and liabilities:		
(Increase) decrease in;		
Securities owned, at fair value		12,244,371
Deposit with clearing organization		(100,000)
Interest receivable		59,432
Prepaid expenses and other assets		(370,651)
Increase (decrease) in:		
Receivable from/payable to clearing organization		835,312
Accounts payable and accrued expenses		(241,752)
Net cash used in operating activities		(2,128,177)
Cash flows from investing activities:		
Purchases of equipment		(2,203)
Cash flows from financing activities:		
Capital contributions		2,135,000
Net increase in cash and cash equivalents		4,620
Cash and cash equivalents:		
Beginning of year		116,095
End of year	$	120,715
Supplemental disclosure of cash flow information		
Interest paid	$	179,222

See accompanying notes to financial statements.

Note 1 - Organization

United Capital Markets, Inc. (the "Company", a wholly owned subsidiary of United Capital Markets Holdings, Inc. (the "Parent"), is a registered broker-dealer under the Securities Exchange Act of 1934 and a member of the Financial Industry Regulatory Authority ("FINRA"). The Company markets fixed income securities, including private label asset-backed and government agency securities, to other broker-dealers and financial institutions through its office located in Florida.

The Company clears its securities transactions on a fully disclosed basis through Pershing, LLC and Legent Clearing, LLC (the "clearing organizations").

Note 2 - Significant Accounting Policies

Cash and cash equivalents

For purposes of the statement of cash flows, the Company considers all financial instruments having an original maturity of ninety days or less to be cash equivalents.

Securities transactions

Proprietary and customer securities transactions and the related revenues and expenses are recorded on a trade date basis, as if they had settled. Securities owned and securities sold, not yet purchased are stated at fair value with related realized and unrealized gains or losses reflected in principal transactions in the statement of operations. Fair value is generally based on published market prices or other relevant factors including independent price quotations and the Company's valuation models using methodologies such as the present value of known or estimated cash flows.

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all investment transactions entered into for the account and risk of the Company as well as related commission expenses are recorded on a trade date basis.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition.

Marketable securities are valued at market, and securities not readily marketable are valued at fair value as determined by management.

Equipment

Equipment is recorded at cost. Depreciation is calculated using the straight-line method over the useful lives of the assets which is three years.

Concentration of Credit Risk

The Company maintains cash in bank deposit accounts, which, at times, exceed federally insured limits. The Company has experienced no losses associated with these accounts.

Note 2 - Significant Accounting Policies - continued

Interest income

Interest income is earned from the underlying securities owned, the deposit with the clearing organization, and collateralized financing transactions and are accounted for on an accrual basis. The carrying amount of accrued interest receivable approximates fair value.

Interest Expense

Interest expense is incurred on the Company's financing of its proprietary inventory. Such interest expense is accounted for on an accrual basis.

Use of Estimates

The financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (the "GAAP"). The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Management believes that the estimates utilized in preparing its financial statements are reasonable and prudent. Actual results could differ from these estimates.

Income taxes

The Company, with the consent of its Parent, has elected under the Internal Revenue Code to be a Qualified Subchapter S Subsidiary ("QSSS"). As a QSSS, the Company's income is included in its Parent's tax return. The Parent is a subchapter S corporation which is 100% owned by an individual, who is taxed on all of the Company's taxable income. Therefore, no provision or liability for federal income taxes has been included in the financial statements. The Company is not subject to state and local income taxes.

Subsequent Events

Management has evaluated subsequent events through February 28, 2012, the date which the financial statements were available for issue.

Note 3 - Fair Value

Accounting Standards Codification ("ASC") 820 *Fair Value Measurements and Disclosures* defines fair value, establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by ASC 820, are used to measure fair value. The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

Note 3 - Fair Value - continued

- Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.
- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability.

The following table presents the Company's fair value hierarchy for those assets measured at fair value on a recurring basis as of December 31, 2011.

Description	Total	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Securities owned				
Available for sale				
Asset backed securities	$ 1,536,596	$ -	$ -	$ 1,536,596

The estimated fair value of securities is determined based on level 3 inputs derived using market quotations and values as determined by management. The fair value of investments in asset backed securities at December 31, 2011 was $1,536,596.

The following is a reconciliation of the beginning and ending balances for assets measured at fair value on a recurring basis using significant unobservable inputs (level 3) during the year ended December 31, 2011.

	Fair value measurements at Reporting date using significant Unobservable inputs (level 3)
	Available for sale Asset back securities
Beginning balance	$13,780,967
Total losses (realized/unrealized) included in earnings (or changes in net assets)	(11,662,761)
Purchases, sales, issuances, and settlements	(581,610)
Ending balance	$1,536,596

Gains and losses (realized and unrealized) included in earnings for the period ended December 31, 2011, are reported in revenues from principal transactions as follows:

Total gains or losses included in earnings for the period ended December 31, 2011	$ (11,662,761)
Change in unrealized gains or losses relating to assets still held at December 31, 2011	$ (484,736)

Note 4 - Payable to Clearing Organizations

Included in payable to the clearing organizations are amounts due or payable for settled short positions. The Company's principal source of short-term financing is provided by the two clearing organizations from which it can borrow on an uncommitted basis against its proprietary inventory positions, subject to collateral maintenance requirements. The amounts due or payable to the clearing organizations is payable on demand. Amounts due from or payable to the clearing organizations at December 31, 2011 were:

Due from Clearing Organizations	$	98,209
Payable to Clearing Organizations		(1,323,389)
	$	1,225,180

Note 5 - Deposits with Clearing Organizations

Amounts represent the Company's required interest bearing deposits with the Company's clearing organizations to cover potential trading losses.

Note 6 - Equipment

Equipment consists of the following at December 31, 2011:

Equipment	$	2,202
Less: accumulated depreciation		(428)
	$	1,774

Depreciation expense for the year ended December 31, 2011 was $15,056.

Note 7 - Transactions with Customers

For transactions where the Company's clearing organization extends credit to customers, the clearing organization seeks to control the risks associated with these activities by contractually requiring customers to, maintain margin collateral in compliance with various regulatory and clearing organization guidelines.

The Company applies the provisions of the Accounting Standard Codification ("ASC") 460 Guarantees, Including Indirect Guarantees of Indebtedness of Others. ASC 460 provides accounting and disclosure requirements for certain guarantees. The Company has agreed to indemnify the clearing organization for losses that it may sustain from the customer accounts introduced by the Company. At December 31, 2011, there were no customer balances maintained at its clearing organization and subject to such indemnification. During 2011, the Company incurred no losses under the terms of this indemnification. In accordance with the margin agreement between the clearing organization and customers, customer balances are collateralized by customer securities and supported by other types of recourse provisions including the right to request customers to deposit additional collateral or reduce securities positions without the consent of the customer.

Note 8 - Commitments

The Company pays rent for office space under an operating lease that expires April 2012. The Company is also committed to pay rent on storage space under an operating lease that expires in December 2012. In addition, the leases require the Company to pay for operating expenses and real estate taxes. During 2011, the company entered into a new operating lease for the use of an aircraft that expires in November 2017.

The following is a schedule of future minimum rental payments under the operating lease agreements as of December 31, 2011:

2012	$ 208,523
2013	130,715
2014	130,715
2015	130,715
2016	130,715
2017	130,715
	$ 862,098

Rent expense on lease arrangements was approximately $188,000 for the year ended December 31, 2011.

Note 9 - Contingencies

The Company may be involved in various claims and legal actions arising in the ordinary course of business. In the opinion of management, the ultimate disposition of these matters will not have a material adverse effect on the financial condition or operating results of the Company.

Note 10 - Related Party Transactions

The Company entered into trades of securities with affiliates during 2011 for a total net amount of $2,334,911. The net loss resulting from these trades totaled $12,530,561 and is included in the statement of operations within losses from principal transactions.

Note 11 - Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital as defined under such rule. At December 31, 2011, the Company had regulatory net capital of $1,202,436 an excess of $1,102,436 over the required minimum net capital of $100,000. At December 31, 2011, the Company's percentage of aggregate indebtedness to net capital was 39.23%.

A deposit in the amount of $2,000,000 is held with one of the clearing organizations and is considered an allowable asset in the computation of net capital pursuant to an agreement, dated November 14, 2005 between the Company and the clearing organization. During 2011, the Company began to use an additional clearing organization and a deposit of $100,000 is held with this clearing organization.

United Capital Markets, Inc.

Computation on Net Capital Pursuant to Rule 15c3-1
of the Securities and Exchange Commission
December 31, 2011

Net capital		
Total stockholder's equity from statement of financial condition	$	2,516,012
Deductions and/or charges:		
Non-allowable assets:		
Fixed assets		1,774
Other assets		894,696
Other deductions and/or charges:		13,000
Total deductions and/or charges		909,470
Net capital before haircuts on securities positions		1,606,542
Haircuts on securities:		
Debt securities		160,117
Undue concentration		243,989
Total haircuts on securities		404,106
Net capital	$	1,202,436
Computation of aggregate indebtedness:		
Accounts payable and accrued expenses		471,727
Total aggregate indebtedness	$	471,727
Computation of basic net capital requirement:		
Minimum net capital required		
(greater of 6-2/3% of aggregate indebtedness or $100,000)	$	100,000
Net capital in excess of minimum requirements	$	1,102,436
Ratio of aggregate indebtedness to net capital		39.23%

There were no material differences between the audited computation of net capital included in this report and the corresponding schedule included in the Company's original unaudited December 31, 2011 Part IIA FOCUS filing.

Goldstein Schechter Koch
CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS

Independent Auditors' Report on Internal Control

To the Board of Directors
United Capital Markets, Inc.
Key Biscayne, Florida

In planning and performing our audit of the financial statements of United Capital Markets, Inc. (the "Company") as of and for the year ended December 31, 2011, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness' of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of, control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3 (a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

2121 Ponce de Leon Blvd. - 11th Floor • Coral Gables, FL 33134
Phone: (305) 442-2200 • Fax: (305) 444-0880
info@gskcpas.com • www.gskcpas.com

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy, for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Goldstein Schechter Koch, P.A.

Coral Gables, Florida
February 28, 2012

Goldstein Schechter Koch
CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS

Coral Gables Office:
2121 Ponce De Leon Blvd., 11th Floor, Coral Gables, FL 33134 • Ph: (305) 442-2200, Fax: (305) 444-0880

Hollywood Office:
4000 Hollywood Blvd., Suite 215 South, Hollywood, FL 33021 • Ph: (954) 989-7462, Fax: (954)-962-1021

www.gskcpas.com

United Capital Markets, Inc.

Agreed-Upon Procedures
Year Ended December 31, 2011

Goldstein Schechter Koch
CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS

Goldstein Schechter Koch
CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS

Independent Accountants' Report
On Applying Agreed-Upon Procedures

To the Board of Directors
United Capital Markets, Inc.
Key Biscayne, FL

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2011, which were agreed to by United Capital Markets, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating United Capital Markets, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). United Capital Markets, Inc.'s management is responsible for United Capital Markets, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective detail cash disbursement journal noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2011, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2011, noting no differences;

3. Compared any adjustments reported in SIPC-7 with supporting schedules and working papers (trial balance and general legal) noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers (trial balance and general ledger) supporting the adjustments noting no differences.

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Goldstein Schechter Koch, P.A.

Coral Gables, FL
February 28, 2012

2121 Ponce de Leon Blvd. · 11th Floor • Coral Gables, FL 33134
Phone: (305) 442-2200 • Fax: (305) 444-0880
info@gskcpas.com • www.gskcpas.com

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185

202-371-8300

General Assessment Reconciliation

For the fiscal year ended 12/31, 2011

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7

(33-REV 7/10)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

049253 FINRA DEC
United Capital Markets Inc
2 ... Blvd Suite 107
Key Biscayne, FL 33149

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Steven Singer 561-784-8922

2. A. General Assessment (item 2e from page 2) $ (19,255)

B. Less payment made with SIPC-6 filed (exclude interest) 11,310

7/26/11

Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) (11,310)

E. Interest computed on late payment (see instruction E) for ____ days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $

H. Overpayment carried forward $(11,310)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

United Capital Markets Inc #049253
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

CEO
(Title)

Dated the 27 day of Feb, 2012

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: Postmarked ____ Received ____ Reviewed ____

Calculations ____ Documentation ____ Forward Copy ____

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning Jan 1, 20 11
and ending Dec 31, 20 11

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ (7,401,898)
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	120,856
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	
(Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 179,222	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	179,222
Total deductions	300,078
2d. SIPC Net Operating Revenues	$ (7,701,976)
2e. General Assessment @ .0025	$ (19,255)
	(to page 1, line 2.A.)

Goldstein Schechter Koch
CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS

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